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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL
RECEIVED
MAR 04 2014
WASH, D.C.
189

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51646

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Telemetry Securities, L.L.C.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

545 Fifth Avenue, Suite 1108
(No. and Street)

New York, (City) — New York (State) — 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. James Phillips — (212) 425-9700
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name - *if individual, state last, first, middle name*)

60 Broad Street (Address) — New York (City) — New York (State) — 10004 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OD
3/18/14

OATH OR AFFIRMATION

I, James Phillips, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Telemetry Securities, L.L.C., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Compliance Officer

Title

Notary Public

JANENNY CERVANTES
STATE OF NEW YORK
NOTARY PUBLIC
Qualified in New York County
01CE6289449
MY COMMISSION EXPIRES 09/30/2017

This report ** contains (check applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Operations.
- [x] (d) Statement of Member's Equity.
- [x] (e) Statement of Cash Flows.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Report Pursuant to Rule 17a-5(d) and
Report of Independent Registered Public Accounting Firm

TELEMETRY SECURITIES, L.L.C.
(a Delaware limited liability company)

December 31, 2013

TELEMETRY SECURITIES, L.L.C.

TABLE OF CONTENTS

Grant Thornton LLP
60 Broad Street, 24th Floor
New York, NY 10004-2306

T 212.422.1000
F 212.422.0144
www.GrantThornton.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Telemetry Securities, L.L.C.

We have audited the accompanying financial statements of Telemetry Securities, L.L.C. (a Delaware limited liability company) (the "Company"), which comprise the statement of financial condition, including the condensed schedule of investments, as of December 31, 2013, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Telemetry Securities, L.L.C. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Supplementary information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is required by Rule 17a-5 under the Securities Exchange Act of 1934. Such supplementary information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures. These additional procedures included comparing and reconciling the information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Grant Thornton LLP

New York, New York
February 27, 2014

TELEMETRY SECURITIES, L.L.C.
Statement of Financial Condition
As of December 31, 2013

ASSETS

Securities owned, at fair value (cost $129,118,899)		131,695,690
Receivable from clearing broker		25,321,114
Interest receivable		1,091,611
Other		813,475
Total assets	$	158,921,890

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Securities sold, but not yet purchased, at fair value (proceeds $77,018,337)		81,197,301
Due to Telemetry Fund I, L.P.		2,000,000
Due to Telemetry Investments, L.L.C.		49,331
Total liabilities		83,246,632
MEMBER'S EQUITY		75,675,258
Total liabilities and member's equity	$	158,921,890

The accompanying notes are an integral part of this financial statement.

TELEMETRY SECURITIES, L.L.C.
Condensed Schedule of Investments
December 31, 2013

Unit	Description	Cost	Market Value	Percentage of Net Assets
	Securities owned, at fair value			
	Common Stocks			
	AUSTRALIA			
	Energy			
90,000	Interoil Corp		4,634,100	6.12%
	Total Australia	$ 5,875,173	**$ 4,634,100**	**6.12%**
	BERMUDA			
	Energy		6,541	0.01%
	Financials		216,530	0.29%
	Information Technology		117,047	0.15%
	Total Bermuda	334,748	**340,118**	**0.45%**
	BRAZIL			
	Energy	140,568	**139,172**	**0.18%**
	BRITAIN			
	Consumer Discretionary		18,881	0.02%
	Energy		1,508,640	1.99%
	Financials		126,910	0.17%
	Total Britain	891,409	**1,654,431**	**2.19%**
	CANADA			
	Consumer Discretionary		278,212	0.37%
	Consumer Staples		1,838	0.00%
	Energy		524,729	0.69%
	Financials		391,072	0.52%
	Industrials		77,493	0.10%
	Information Technology		370,927	0.49%
	Materials		798,276	1.05%
	Telecommunication Services		4,525	0.01%
	Utilities		1,268	0.00%
	Total Canada	2,438,997	**2,448,340**	**3.24%**
	CAYMAN ISLANDS			
	Consumer Staples	342,959	**344,627**	**0.46%**
	CHINA			
	Consumer Discretionary		522	0.00%
	Information Technology		874,277	1.16%
	Materials		96,000	0.13%
	Total China	952,584	**970,799**	**1.28%**

*No component is greater than 5% of member's equity.
The accompanying notes are an integral part of this financial schedule.

TELEMETRY SECURITIES, L.L.C.
Condensed Schedule of Investments
December 31, 2013

Unit	Description	Cost	Market Value	Percentage of Net Assets
	FRANCE			
	Health Care	98,190	**76,500**	**0.10%**
	GERMANY			
	Financials	91,020	**96,480**	**0.13%**
	GREECE			
	Energy		6,206	0.01%
	Industrials		14,310	0.02%
	Total Greece	19,876	**20,516**	**0.03%**
	IRELAND			
	Financials		26,809	0.04%
	Health Care		215,536	0.28%
	Industrials		8,838	0.01%
	Information Technology		263,104	0.35%
	Total Ireland	506,369	**514,288**	**0.68%**
	ISRAEL			
	Health Care		204,544	0.27%
	Industrials		6,073	0.01%
	Information Technology		8,507	0.01%
	Total Isreal	215,803	**219,124**	**0.29%**
	LUXEMBOURG			
	Materials	1,629	**1,784**	**0.00%**
	NORWAY			
	Energy	32,129	**32,989**	**0.04%**
	PUERTO RICO			
	Financials	14,300	**14,394**	**0.02%**
	SINGAPORE			
	Information Technology	26,581	**26,845**	**0.04%**
	SOUTH AFRICA			
	Information Technology	1,937	**1,964**	**0.00%**
	SWITZERLAND			
	Financials	14,142	**14,184**	**0.02%**

*No component is greater than 5% of member's equity.
The accompanying notes are an integral part of this financial schedule.

TELEMETRY SECURITIES, L.L.C.
Condensed Schedule of Investments
December 31, 2013

Unit	Description	Cost	Market Value	Percentage of Net Assets	
	UNITED STATES				
	Consumer Discretionary		5,169,833	6.83%	*
	Consumer Staples		1,869,207	2.47%	
	Energy		2,945,735	3.89%	
	Financials		5,615,627	7.42%	*
	Health Care		9,392,228	12.41%	*
	Industrials		4,308,856	5.69%	*
	Information Technology		6,651,089	8.79%	*
	Materials		1,595,458	2.11%	
	Telecommunication Services		634,892	0.84%	
	Utilities		2,062,848	2.73%	
	Total United States	38,762,639	**40,245,774**	**53.18%**	
	VIRGIN ISLANDS				
	Financials	870	**1,746**	**0.00%**	
	Total common stocks	50,761,924	**51,798,176**	**68.45%**	
	Exchange Traded Funds	571,990	**573,275**	**0.76%**	
	Options				
	UNITED STATES	3,408,904	**4,604,981**	**6.09%**	
	Bonds				
	CANADA				
	Financials	3,721,019	**2,409,984**	**3.18%**	
	UNITED STATES				
	Consumer Discretionary				
4,000,000	Jakks Pac Inc, 4.25%, 08-01-19		3,837,520	5.07%	
	Other		2,552,500	3.37%	
	Consumer Discretionary - Total		6,390,020	8.44%	
	Energy		5,525,640	7.30%	*
	Financials		100,000	0.13%	
	Health Care				
4,500,000	Intermune Inc., 2.50%, 09-15-18		4,007,835	5.30%	
4,000,000	Spectrum Pharmaceuticals, 2.75%, 12-15-18		4,135,000	5.46%	
4,500,000	Orexigen Therapeutics, 2.75%, 12-1-20		4,395,960	5.81%	
5,500,000	Merrimack Pharmaceutical, 4.50%, 07-15-20		5,678,750	7.50%	
4,500,000	Exelixis, Inc. 4.25%, 8-15-9		5,509,710	7.28%	
	Other		13,061,910	17.26%	*
	Health Care - Total		36,789,165	48.61%	

*No component is greater than 5% of member's equity.
The accompanying notes are an integral part of this financial schedule.

TELEMETRY SECURITIES, L.L.C.
Condensed Schedule of Investments
December 31, 2013

Unit	Description	Cost	Market Value	Percentage of Net Assets
	Industrials		4,457,335	5.89% *
	Information Technology		7,871,265	10.40% *
	Materials		3,600,000	4.76%
	Telecommunication Services			
1,969,481	Globalstar, Inc. 8.00%, 04-01-28		4,709,521	6.22%
	Other		2,687,500	3.55%
	Telecommunication Services - Total		7,397,021	9.77%
	Total United States	70,655,062	**72,130,446**	**95.32%**
	Total bonds	74,376,081	**74,540,430**	**98.50%**
	Futures			
	UNITED STATES		**178,828**	**0.24%**
	Total securities owned, at fair value	$ 129,118,899	**$ 131,695,690**	**174.03%**

*No component is greater than 5% of member's equity.
The accompanying notes are an integral part of this financial schedule.

TELEMETRY SECURITIES, L.L.C.
Condensed Schedule of Investments
December 31, 2013

Unit	Description	Cost	Market Value	Percentage of Net Assets
	Securities sold, but not yet purchased, at fair value			
	Common Stocks			
	BERMUDA			
	Financials	$ 174,175	$ **174,849**	**0.23%**
	BRITAIN			
	Consumer Discretionary		56,598	0.07%
	Information Technology		301,070	0.40%
	Total Britain	346,643	**357,668**	**0.47%**
	CANADA			
	Financials		1,973	0.00%
	Industrials		22,808	0.03%
	Information Technology		92,523	0.12%
	Materials		1,099,096	1.45%
	Total Canada	1,386,365	**1,216,400**	**1.61%**
	GREECE			
	Energy		673	0.00%
	Industrials		55,610	0.07%
	Total Greece	49,583	**56,283**	**0.07%**
	IRELAND			
	Industrials	120,913	**120,921**	**0.16%**
	ISRAEL			
	Information Technology	300,055	**307,954**	**0.41%**
	LUXEMBOURG			
	Energy	1,101	**1,146**	**0.00%**
	MONACO			
	Energy	1,609	**1,743**	**0.00%**
	NETHERLANDS			
	Information Technology	316,726	**323,577**	**0.43%**
	SINGAPORE			
	Information Technology	122,074	**124,979**	**0.17%**
	SWITZERLAND			
	Energy		87,100	0.12%
	Financials		5,775	0.01%
	Industrials		381,748	0.50%
	Information Technology		24,875	0.03%
	Total Switzerland	472,995	**499,498**	**0.66%**

*No component is greater than 5% of member's equity.

The accompanying notes are an integral part of this financial schedule.

TELEMETRY SECURITIES, L.L.C.
Condensed Schedule of Investments
December 31, 2013

Unit	Description	Cost	Market Value	Percentage of Net Assets
	UNITED STATES			
	Health Care			
76,173	Brystol Meyers Squibb		4,048,595	5.35%
652,688	Exelixis, Inc.		4,000,977	5.29%
	Other		13,245,087	17.50% *
	Health Care - Total		21,294,660	28.14%
	Consumer Discretionary		8,941,148	11.82% *
	Consumer Staples		1,577,447	2.08%
	Energy		2,746,023	3.63%
	Financials		5,120,714	6.77% *
	Industrials		6,961,243	9.20% *
	Information Technology		6,443,632	8.51% *
	Materials		2,035,337	2.69%
	Telecommunication Services		983,180	1.30%
	Utilities		1,001,883	1.32%
	Total United States	53,484,138	**57,105,265**	**75.46%**
	Total Common Stocks	56,776,375	**60,290,283**	**79.67%**
	Exchange Traded Funds			
52,500	iShares iBoxx		4,876,200	6.44%
150,000	SPDR Barclays High Yield Bond		6,084,000	8.04%
50,000	iShares Russell 2000		5,765,500	7.62%
	Other		3,877,367	5.12% *
	Total Exchange Traded Funds	20,159,261	**20,603,067**	**27.23%**
	Options			
	UNITED STATES	82,700	**65,450**	**0.09%**
	Futures			
	UNITED STATES		**238,500**	**0.32%**
	Total securities sold, but not yet purchased, at fair value	$ 77,018,337	**$ 81,197,300**	**107.30%**

*No component is greater than 5% of member's equity.

The accompanying notes are an integral part of this financial schedule.

TELEMETRY SECURITIES, L.L.C.
Statement of Operations
Year ended December 31, 2013

REVENUES	
Realized gain on investment transactions	$ 9,343,324
Net change in unrealized depreciation on investment transactions	(2,504,359)
Interest and dividends	5,977,932
Total revenues	12,816,897
EXPENSES	
Interest and dividend expense	4,072,366
Professional fees	100,050
Data and other fees	465,232
Total expenses	4,637,648
Net income	$ 8,179,249

The accompanying notes are an integral part of this financial statement.

TELEMETRY SECURITIES, L.L.C.
Statement of Changes in Member's Equity
Year ended December 31, 2013

Balance, December 31, 2012	$	70,996,009
Member withdrawal		(3,500,000)
Net income		8,179,249
Balance, December 31, 2013	$	75,675,258

The accompanying notes are an integral part of this financial statement.

TELEMETRY SECURITIES, L.L.C.
Statement of Cash Flows
Year ended December 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	8,179,249
Changes in assets and liabilities		
Securities owned, at fair value		3,820,409
Receivable from clearing broker		(8,386,056)
Interest receivable		(358,327)
Other		(793,476)
Securities sold, but not yet purchased, at fair value		(1,010,620)
Due to Telemetry Investments, L.L.C.		48,821
Net cash provided by operating activities		1,500,000
NET CASH USED IN FINANCING ACTIVITIES		
Member withdrawals paid		(1,500,000)
Change in cash		-
Cash, beginning of year		-
Cash, end of year		-
Supplemental cash flow disclosure:		
Interest paid during the year	$	2,137,942
Non cash financing activity:		
Member withdrawal payable	$	2,000,000

The accompanying notes are an integral part of this financial statement.

1. ORGANIZATION AND BUSINESS

Telemetry Securities, L.L.C., a Delaware limited liability company (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the American Stock Exchange, Inc. ("ASE"). The Company was established for the purpose of engaging in proprietary trading activities using strategies on a global basis in the form of trading in domestic and foreign securities and other financial instruments.

The Company's investment manager is Telemetry Investments, L.L.C. ("Investment Manager"). The Company's only member, during the year ended December 31, 2013, was Telemetry Fund I, L.P. ("L.P."). The investment objectives and restrictions of the L.P. apply to the Company as if those investments were made directly by the L.P. Their loss is limited to the amount of their investment.

The Company shall continue until December 31, 2030, unless otherwise sooner dissolved or extended by Telemetry Investments, L.L.C. in its capacity as managing member of the Company.

As the Company clears all transactions through another broker-dealer, it is exempt from the provisions of SEC Rule 15c3-3 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of that Rule.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("US GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Securities transactions are recorded on a trade-date basis. Resulting realized and unrealized gains and losses are reflected in the statement of operations.

Interest income and expense are recorded on an accrual basis and recognized as earned or incurred. Dividend income is recognized on ex-date. Realized gains and losses are determined using the first-in, first-out method.

The Company's functional currency is U.S. dollars. Securities traded on foreign exchanges in other currencies are valued by translating foreign-denominated prices into U.S. dollars, based upon quoted exchange rates as of December 31, 2013. The effects of changes in foreign currency exchange rates on investments in securities are not segregated in the statement of operations from the effects of changes in market prices of those securities, but are included with the net realized and unrealized gain and losses on securities.

Securities Owned and Securities Sold, But Not Yet Purchased

The Company values securities owned and securities sold, but not yet purchased that are listed on a national securities exchange or quoted on NASDAQ at the last sale price on the primary exchange on which such securities are traded or, if no sale occurs, such security will be valued at the last "bid" price, or, in the case of short positions, at the last "ask" price. Over-the-counter securities not quoted on NASDAQ will be valued at the last "bid" price on that date, or, in the case of short positions, at the last "ask" price.

Valuation of Portfolio Investments

The Company utilizes various methods to measure the fair value of most of its investments on a recurring basis. US GAAP establishes a hierarchy that prioritizes inputs to valuation methods. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. The three levels of inputs are:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 - Observable inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These inputs may include quoted prices for the identical instrument on an inactive market, prices for similar instruments, interest rates, prepayment speeds, credit risk, yield curves, default rates and similar data.

Level 3 - Unobservable inputs for the asset or liability, to the extent relevant observable inputs are not available, representing the Company's own assumptions about the assumptions a market participant would use in valuing the asset or liability, and would be based on the best information available.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Investments in securities listed on a national exchange are valued at the composite close price on the day of valuation. Securities traded in the over-the-counter market and listed securities for which no sale is reported on that date are stated at a mean of the current bid and asked prices.

At December 31, 2013, the Company's Level 2 portfolio investments were valued by a third-party pricing service for which the prices are not adjusted and for which inputs are observable or can be corroborated by observable market data for substantially the full character of the financial instrument, or inputs that are derived principally from, or corroborated by, observable market information.

Receivable from Clearing Broker

Receivable from clearing broker includes cash held at the clearing broker, Merrill Lynch Professional Clearing Corporation (the "Clearing Broker"). Substantially all of the Company's cash and securities are held with the Clearing Broker. The Clearing Broker provides the Company with securities borrowed transactions to cover delivery requirements on short securities in exchange for deposits held at the Clearing Broker. Securities and cash held by the Clearing Broker are subject to margin requirements and accordingly securities may be used by the clearing firm subject to certain regulatory restrictions and cash may not be withdrawn if required for margin purposes. Included in the Receivable from clearing broker is $496,550 related to unsettled securities.

Income Taxes

No provision for federal or state income taxes has been made since the Company is not a taxable entity and each member is liable for the taxes on their respective share of the Company's income or loss. In accordance with US GAAP, the Company recognizes the tax benefits of certain tax positions only when the position is "more likely than not" to be sustained assuming examination by federal tax authorities. As of and during the year ended December 31, 2013, management has analyzed the Company's tax positions taken on the federal income tax returns and concluded that the Company did not require a provision for any uncertain tax positions. The Company's open tax years (2009 through 2013) are subject to examination by the Internal Revenue Service.

3. NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to Uniform Net Capital Rule 15c3-1 of the SEC, which requires that the Company maintain minimum net capital, as defined, of $100,000 or 6-2/3% of aggregate indebtedness, as defined, whichever is greater. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2013, the Company had net capital of $40,156,209, which exceeded its requirement of $136,622 by $40,019,587. At December 31, 2013, the Company's ratio of aggregate indebtedness to net capital was 0.051. The capital rules of the SEC and the ASE provide that equity capital may not be withdrawn or cash distributions paid if resulting net capital would be less than the minimum requirements. Additionally, the capital rules of the SEC and ASE also provide that the Company must promptly notify the SEC and the ASE about the withdrawal(s) of equity capital assuming such withdrawal(s) exceed(s) certain percentages of the Company's excess net capital.

Proprietary accounts held at the Clearing Broker ("PAIB assets") are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the Clearing Broker which requires, among other things, that the Clearing Broker perform a computation of PAIB assets similar to the customer reserve computation set forth in Rule 15c3-3.

4. CAPITAL ACCOUNT

The capital account is comprised of initial and subsequent contributions less any withdrawals made during the period. The Investment Manager of the Company may admit additional members or capital contributions on the first day of each fiscal quarter or at such time as the Investment Manager in its

discretion sees fit. Each member has the right to withdraw, within 45 days of giving prior written notice to the Investment Manager, its capital account balance, as defined, from the Company effective as of June 30 or December 31 of any fiscal year occurring on or after the first anniversary of the initial capital contribution. As of December 31, 2013, a capital withdrawal of $2,000,000 was due to L.P.

During the year ended December 31, 2013, the Investment Manager of the Company placed a monthly expense cap of 75 basis points of monthly adjusted opening capital annually for operating expenses. The excess of the expense cap amounted to $377,199, which was accounted for as a reduction in other fees. The amount due to the Investment Manager as of December 31, 2013 of $49,331 represents the net of expenses paid for on behalf of the Company by the Investment Manager and the amounts owed to the Company by the Investment Manager under the monthly expense cap.

5. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

Because the Company invests in non-listed securities, or other over-the-counter transactions, the Company may be exposed to credit risk with regard to parties with whom it trades and may also bear the risk of settlement default. These risks may differ materially from the risks associated with exchange-traded transactions. Transactions entered directly between two counterparties expose the parties to the risk of counterparty default. To limit the credit risk associated with such transactions, the Company conducts business with counterparties that the Investment Manager believes to be well established.

The Company is subject to certain inherent risks arising from its investing activities of selling securities short. The ultimate cost to the Company to acquire these securities may exceed the liability reflected in these financials.

Credit risk represents the potential loss that the Company would incur if counterparties failed to perform pursuant to the terms of their obligation to the Company, reduced by the value of any collateral and other available assets. The Company is exposed to credit risk as a majority of its assets are held by one custodian in one or more margin accounts which may provide less segregation of customer assets than would be the case with a more conventional custody arrangement. The Company's transactions involving securities sold short are carried out through established financial institutions and are collateralized by their proceeds.

Accounting guidance for Disclosures about Derivative Instruments and Hedging Activities requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments, and disclosures about credit-risk related contingent features in derivative agreements. The required disclosures are reflected within this footnote.

Derivative Activities

The Company utilizes derivatives occasionally as part of its overall trading strategy. It enters into options on specific securities as well as securities' index options. It also occasionally enters into commodities and interest rate sensitive futures on a risk basis. For the year ended December 31, 2013, the total net trading gains on options were approximately $3,313,000 (composed of an unrealized gain of $740,000 and a realized gain of $2,573,000) and a net trading gain on futures of approximately $848,000 (composed of an unrealized loss of $234,000 and a realized gain of $1,082,000).

As of December 31, 2013, the Company was long 12,542 and short 20 option contracts on specific securities with a long notional value of approximately $70,658,000, a short notional value of approximately $1,060,000 and a net notional value of approximately $71,718,000.

6. INVESTMENTS AT FAIR VALUE

Investments are classified within the level of the lowest significant input considered in determining fair value. In evaluating the level at which the Company's investments have been classified, the Company has assessed factors including, but not limited to, price transparency, subscription activity, redemption activity and the existence or absence of certain restrictions.

The table below sets forth information about the level within the fair values hierarchy at which the Company's investments are measured at December 31, 2013:

	Level 1	Level 2	Total
ASSETS			
Securities owned, at fair value			
Common stock	$ 50,362,576	$ 1,435,600	$ 51,798,176
Exchange traded funds	573,275	0	573,275
Futures	0	178,828	178,828
Options	0	4,604.981	4,604,981
Bonds	0	74,540,430	74,540,430
Total securities owned, at fair value	$ 50,935,851	$ 80,759,839	$ 131,695,690
LIABILITIES			
Securities sold, but not yet purchased, at fair value			
Common stock	$ 60,290,283	$ 0	$ 60,290,283
Exchange traded funds	20,603,067	0	20,603,067
Futures	0	238,500	238,500
Options	0	65,450	65,450
Total securities sold, but not yet purchased, at fair value	$ 80,893,350	$ 303,950	$ 81,197,300

There were no transfers into and out of each level of the fair value hierarchy for assets measured at fair value for the period.

All transfers are recognized by the Company at the end of each reporting period. Transfers between Levels 1 and 2 generally relate to whether a market becomes active or inactive. Transfers between Levels 2 and 3 generally relate to whether significant relevant observable inputs are available for the fair value measurement in their entirety. See Note 1 for additional information related to the fair value hierarchy and valuation techniques and inputs.

7. FINANCIAL HIGHLIGHTS

Financial highlights of the Company for the year are as follows:

Total return [(1)]	11.53 %
Ratio to average net assets [(2)]	
Professional fees and other expenses	0.76 %
Interest and dividend expense	5.46 %
Total expenses	6.22 %
Net investment income [(3)]	1.80 %
Realized gain and change in unrealized appreciation [(4)]	9.16 %

(1) Total return represents the change in value of a theoretical investment by comparing the aggregate beginning and ending values of member's capital, adjusted for cash flows related to capital contributions or withdrawals during the year. An individual investor's return may vary from this return based on the timing of capital transactions.

(2) Average net assets were derived from the beginning and ending member's capital balance for the year, adjusted for cash flows related to capital contributions and withdrawals during the year. For the year ended December 31, 2013, the average net assets amounted to $74,634,400.

(3) Net investment income (loss) was derived from the statement of operations and is the net of interest and other revenue less professional and other fees.

(4) Net realized gain and change in unrealized appreciation includes transaction expenses and rebate income

8. SUBSEQUENT EVENTS

There have been no subsequent events through the date that the financial statements were available to be issued. The Company has determined that there are no material events that would require disclosure in the Company's financial statements.

SUPPLEMENTARY INFORMATION

TELEMETRY SECURITIES, L.L.C.
Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2013

Schedule I

Net Capital		
Member's equity qualified for net capital	$	75,675,258
Nonallowable assets and other charges:		
Futures margin charge		1,499,000
Non marketable securities		1,435,600
Other assets		813,475
		3,748,075
Tentative net capital before haircuts on securities positions		71,927,183
Haircuts on securities positions and foreign denominations		31,770,974
Net capital		40,156,209
Minimum net capital requirement - the greater of 6-2/3% of aggregate indebtedness of $2,049,331 or $100,000		136,622
Excess net capital	$	40,019,587
Ratio of aggregate indebtedness to net capital		0.051

Exemption provision under Rule 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 of the SEC since the Company's activities are limited to those set forth in the conditions for exemption pursuant to subsection k(2)(ii) of the Rule.

Statement pursuant to paragraph (D)(4) of Rule 17A-5

There are no material differences between this computation and the corresponding computation prepared by the Company and included in its Part II A FOCUS Report as of December 31, 2013.

GrantThornton

Grant Thornton LLP
60 Broad Street, 24th Floor
New York, NY 10004-2306
T 212.422.1000
F 212.422.0144
www.GrantThornton.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(G)(1)

To the Member of
Telemetry Securities, L.L.C.

In planning and performing our audit of the financial statements of Telemetry Securities, L.L.C. (the "Company") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing audit procedures that are appropriate in the circumstances for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the U.S. Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Management of the Company is responsible for establishing and maintaining effective internal control and for the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in the Company's internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

New York, New York
February 27, 2014

Grant Thornton

Grant Thornton LLP
60 Broad Street, 24th Floor
New York, NY 10004-2306

T 212.422.1000
F 212.422.0144
www.GrantThornton.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Telemetry Securities, L.L.C.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("General Assessment Reconciliation (Form SIPC-7)") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2013, which were agreed to by Telemetry Securities, L.L.C. (the "Company") and the U.S. Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

New York, New York
February 27, 2014

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended December 31, 2013

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

051646 ASE DEC
Telemetry Securities LLC 6*6
545 5th AE Rm 1108
New York, NY 10017-3630

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Gary R Purwin 914-523-3894

2. A.	General Assessment (item 2e from page 2)	$ 19,741.07
B.	Less payment made with SIPC-6 filed (**exclude interest**) 07/2013 (Date Paid)	(8,572.12)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	11,168.95
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 11,168.95
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) $11,168.95	
H.	Overpayment carried forward $( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Telemetry Securities, LLC
(Name of Corporation, Partnership or other organization)

James Phillips
(Authorized Signature)

Chief Compliance Officer
(Title)

Dated the 25 day of February, 2014.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2013
and ending 12/31/2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$12,816,897
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	848,102
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $4,072,366	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	4,072,366
Total deductions	4,920,468
2d. SIPC Net Operating Revenues	$7,896,429
2e. General Assessment @ .0025	$19,741.07

(to page 1, line 2.A.)

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2013
and ending 12/31/2013

No.		Eliminate cents
1	otal revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 12,816,897
:	dditions:	
	(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
	(2) Net loss from principal transactions in securities in trading accounts.	
	(3) Net loss from principal transactions in commodities in trading accounts.	
	(4) Interest and dividend expense deducted in determining item 2a.	
	(5) Net loss from management of or participation in the underwriting or distribution of securities.	
	(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
	(7) Net loss from securities in investment accounts.	
	Total additions	
;	eductions:	
	(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
	(2) Revenues from commodity transactions.	848,102
	(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
	(4) Reimbursements for postage in connection with proxy solicitation.	
	(5) Net gain from securities in investment accounts.	
	(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
	(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
	(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
	(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $4,072,366	
	(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
	Enter the greater of line (i) or (ii)	4,072,366
	Total deductions	4,920,468
2	PC Net Operating Revenues	$ 7,896,429
2	neral Assessment @ .0025	$ 19,741.07
		(to page 1, line 2.A.)